

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2022

Susan Brennan
President and Chief Executive Officer
Romeo Power, Inc.
4380 Ayers Avenue
Vernon, California 90058

> **Re: Romeo Power, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 26, 2022**
> **File No. 333-262355**

Dear Ms. Brennan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David Hernand